EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 16, 2007, relating to the consolidated financial statements and financial statement schedule of Blue Nile, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the initial application of the provisions of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements) and report of management on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Blue Nile, Inc. for the year ended December 31, 2006.
/S/ Deloitte & Touche LLP
Seattle, Washington
March 16, 2007